Exhibit 99.1

STRONG Q2 POINTS TO ANNUAL

PRODUCTION AT TOP END OF

GUIDANCE RANGE FOR BARRICK

All amounts expressed in U.S. dollars unless otherwise indicated

Toronto, August 12, 2019 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today reported second quarter production of 1.353 million ounces of gold in line with the solid base (1.367 million ounces) set in Q1 and driven by strong performances at Loulo-Gounkoto in Mali and Veladero in Argentina.

President and chief executive officer Mark Bristow said at this halfway mark of the year, annual gold production is expected to be at the upper end of the 2019 guidance range with cost metrics at the lower end of the ranges. Nevada Gold Mines, the joint venture launched on July 1, should impact positively on Barrick’s production profile and is on track to deliver synergies of up to $500 million per year in the first five years.

Net earnings of $0.11 per share increased quarter on quarter. Adjusted net earnings of $0.09 per share[1] were in line with market consensus and debt net of cash was unchanged at $3.7 billion after payment of the Q1 dividend. The $0.04 quarterly dividend per share was maintained for Q2. Following the end of the quarter, Barrick repurchased $248 million of outstanding debt due in 2020, saving annualized interest of approximately $12 million. Net cash provided by operating activities of $434 million remained strong.

Bristow said in the six months since the Barrick-Randgold merger was consummated, management had made enormous progress in building a business that would be a model of value creation for the mining industry.

Continued on page 2

Financial and Operating

Highlights

Financial Results	Q2 2019	Q1 2019	Q2 2018

Realized gold price[2,3]	1,317	1,307	1,313
($ per ounce)

Net earnings (loss)	194	111	(94)
($ millions)

Adjusted net earnings[1]	154	184	81
($ millions)

Net cash provided by operating	434	520	141
activities ($ millions)

Free cash flow[4]	55	146	(172)
($ millions)

Net earnings (loss) per share	0.11	0.06	(0.08)
($)

Adjusted net earnings	0.09	0.11	0.07
per share[1] ($)

Total attributable capital	361	361	303
expenditures[5] ($ millions)

Operating Results	Q2 2019	Q1 2019	Q2 2018
Gold

Production	1,353	1,367	1,067
(000s of ounces)

Cost of sales[6] (Barrick’s share)	964	947	882
($ per ounce)

Total cash costs[7]	651	631	605
($ per ounce)

All-in sustaining costs[7]	869	825	856
($ per ounce)

Copper

Production	97	106	83
(millions of pounds)

Cost of sales[6] (Barrick’s share)	2.04	2.21	2.45
($ per pound)

C1 cash costs[8]	1.59	1.66	2.10
($ per pound)

All-in sustaining costs[8]	2.28	2.46	3.04
($ per pound)

Key Performance

Indicators

◾	Another strong quarter points to annual production at top end of guidance range and costs at lower end

◾	Debt net of cash unchanged at $3.7bn, after payment of Q1 dividend

◾	Adjusted net earnings per share of $0.09[1] in line with consensus

◾	Copper operations continue efficiency improvements with AISC[8] down 7%

◾	Nevada Gold Mines JV closed July 1 and set to deliver forecast synergies with positive impact on production outlook for the year

◾	Pueblo Viejo progresses plant expansion prefeasibility study expected by year end

◾	African and LatAm operations deliver as Loulo-Gounkoto joins Kibali and Veladero with strong performance

◾	Drilling at Fourmile returns best-ever borehole intersection; Loulo-Gounkoto and Kibali on track for further brownfields expansion to replace depletion

◾	Agreement reached on Recommended Final Offer for shares in Acacia not already owned by Barrick

◾	ICSID arbitration award represents significant milestone in recognition of Reko Diq project value

◾	Sustainability report underscores group’s commitment to environmental and social goals

◾	Decrease in Lost Time and Total Recordable Injuries from Q1

◾	$0.04 per share quarterly dividend maintained for Q2

Continued from page 1

“We’ve rationalized the corporate structure; assembled a team committed to, and capable of, achieving our ambitious goals; established three regions for the effective management of our global portfolio; and aligned operational management teams with our core vision - that of delivering the best returns by combining the best assets with the best people. In addition to settling down the new Barrick, we delivered the Nevada joint venture, the world’s largest gold production complex in its richest gold field, and brokered a solution for Acacia’s long stand-off with the Tanzanian government. That’s a lot of boxes ticked in a short time,” he said.

“Our ongoing focus will be deepening our team skills and building our succession initiatives. Mining is always going to be about its human capital and that is why we invest in the best people.”

Bristow noted that Nevada Gold Mines owned three of the world’s top 10 Tier One9 gold assets with a fourth potentially in the making in the form of the Goldrush- Fourmile project, as well as proven and probable reserves of more than 48 million ounces10,11,12, presenting Barrick with a host of value-creation opportunities.

BARRICK SECOND QUARTER 2019	2	PRESS RELEASE

Elsewhere, Pueblo Viejo in the Dominican Republic, another Tier One9 mine, offered what was probably the group’s most exciting growth prospect, he said. On a 100% basis, this is a billion-dollar plant expansion project which is expected to deliver annual average production in excess of 800,000 ounces from 2022 to beyond 203013. In Papua New Guinea, the extension of Porgera’s special mining lease, currently being negotiated, should double the life of this potential Tier One9 mine, currently standing at 10 years.

Globally Barrick is pursuing an aggressive exploration strategy which includes a renewed focus on Latin America and in particular on the highly prospective El Indio Belt which spans Argentina, Peru and Chile. The African assets are on track for brownfields resource replacement and there are opportunities for major new discoveries along the Mali-Senegal Shear Zone and the Congolese and Tanzanian cratons. In Nevada, exceptionally high grades intersected at Barrick’s Fourmile project have confirmed its potential for significant resource growth.

Bristow said after the acquisition of the Acacia minority shareholders’ interests, which should be finalized next month, Barrick would integrate that company’s assets into its portfolio. He cautioned that there was a great deal of work to be done in getting to grips with the Acacia operations, which have not been managed by Barrick; implementing the dispute solution agreed in principle by executive chairman John Thornton and the Tanzanian president; and rebuilding relations with in-country stakeholders.

Conference Call and Webcast

Please join us for a conference call and webcast today at 11:00 EDT/15:00 UTC to discuss the results.

US and Canada, 1-800-319-4610

UK, 0808 101 2791

International, +1 416 915-3239

Webcast

The event will be available for replay online or by telephone at 1-855-669-9658 (US and Canada) and +1 604 674-8052 (international), access code 3107.

BARRICK STRENGTHENS BOARD: APPOINTS

LORETO SILVA INDEPENDENT DIRECTOR

Barrick has appointed Loreto Silva to the Company’s Board of Directors as an independent non-executive director.

An accomplished legal professional, academic and consultant, Loreto is Chile’s former Minister of Public Works and the current chairperson of the board of ENAP, the country’s national petroleum company. She is also a partner at the Chilean law firm of Bofill Escobar Silva Abogados.

Loreto started her career as a lawyer for the Chilean Chamber of Construction where she helped develop the country’s sanitary and public works concession systems. She specialized in public works concession contracts, competition, water resource management as well as the development of electric, sanitary and infrastructure projects.

In 2010, Loreto was appointed Vice Minister of Public Works and became Minister of the department at the end of the 2012. As Minister, she promoted and led complex infrastructural works such as the bridge over the Chacao Channel and the Américo Vespucio Oriente highway. She also led the development of the National Water Resource Strategy and is currently director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce (“CAM”), director at the Infrastructure Policy Council (“CPI”) and member of Women Corporate Directors.

Executive chairman John Thornton says her appointment will broaden the skills of the Board and add fresh perspective. “We are pleased to welcome Loreto to the Barrick Board, which will benefit from her significant knowledge of large-scale infrastructural projects and wide-ranging experience in legal and government affairs.”

BARRICK SECOND QUARTER 2019	3	PRESS RELEASE

NEVADA GOLD MINES: VALUE CREATION

GETS ANOTHER LEADER

The first half of 2019 saw three of the biggest deals in the history of the gold mining industry: Barrick merged with Randgold, Newmont acquired Goldcorp, and then the two merged companies pooled their Nevadan assets in a new business called Nevada Gold Mines. These transactions have not only transformed the fortunes of the companies involved: they have also changed the industry’s future shape and direction.

The logic for the Nevada joint venture had long been obvious, indeed compelling, says Barrick president and chief executive officer Mark Bristow, who championed the deal. Efforts to achieve it, however, were serially scuppered by factors unrelated to its merits, until a fresh push by the new Barrick management team finally got the joint venture over the finish line.

“The Barrick-Randgold union was driven by a vision of real, sustainable value creation for all stakeholders, and the same motivation provided the rationale for the Nevada joint venture. The opportunities and efficiencies arising from the combination will maximize the potential of the Nevada gold fields and will deliver longer profitable mine lives, longer term employment, longer term benefit sharing with local communities and longer-term support for the state’s economy,” Bristow said.

With 10 underground mines, 12 open pits, two autoclave facilities, two roasting facilities, four oxide mills and five heap leach facilities, Nevada Gold Mines is the world’s largest gold mining complex, with annual production estimated at 3.5 million to 4.0 million ounces.

Putting together this enormous and complex organization in the few months between the announcement of the joint venture and the launch of the new company on July 1 required hard work and thousands of man (and woman) hours by individuals and teams across both founding businesses.

Catherine Raw, Barrick’s chief operating officer for North America, said integration was a simple objective but a complex task that required an enormous effort. Nevertheless, in that short time, a world-class leadership team was selected from the two companies, and 7,000 employees were integrated in a company under the banner ‘One Team. One Mission.’ In addition, technology and system adaptations provided a near-seamless transition for employees.

“The proximity of the operations has opened opportunities for improved efficiencies and cost-effectiveness, and the new company has already combined the management of Twin Creeks with that of Turquoise Ridge and Carlin with Goldstrike. Many efficiencies will be realized simply by removing the

BARRICK SECOND QUARTER 2019	4	PRESS RELEASE

physical barriers between the Barrick and Newmont Goldcorp properties, allowing people, equipment and ore to move freely between the sites, depending on the needs of the business,” she said.

Nevada Gold Mines has taken on Barrick’s commitment to partnering with host communities, which it regards as key stakeholders in the business. This includes minimizing operational impacts and maximizing business and learning opportunities in these communities. The support of these stakeholders was crucial to the success of the joint venture, and throughout the transition both companies engaged with them to share information and hear concerns.

There were more than 2,000 such stakeholder touchpoints, which included town-hall meetings and presentations to city and tribal councils. Nevada Gold Mines is owned 38.5% by Newmont Goldcorp and 61.5% by Barrick, which manages the business.

DOI SECRETARY BERNHARDT VISITS

NEVADA GOLD MINES, REVIEWS

PERMITTING PROCESS

US Secretary of the Interior David Bernhardt has visited Nevada Gold Mines’ Cortez mine on July 23 where he saw first-hand its Deep South expansion project, a highlight of the Department’s expedited permitting process.

The Deep South project will extend the life of Cortez, which has been in continuous operation since 1862 and now ranks as one of the world’s Top 10 Tier One9 gold mines. It is a key initiative for Nevada Gold Mines, a joint venture launched earlier this month and owned 61.5% by Barrick, which operates it, and 38.5% by Newmont Goldcorp.

Nevada Gold Mines’ executive managing director Greg Walker said the company was delighted to host Secretary Bernhardt and noted that as Deputy Secretary, he led the process reform which helped to expedite the review of the Deep South environmental impact statement (EIS).

“The Deep South EIS represented a significant enhancement of the National Environment Policy Act (NEPA) permitting process. In the past, each EIS approval required up to 18 months for Notices of Intent and Availability. The industry worked with the Department of the Interior (DOI) to see if this step in the process could be streamlined and the solution provided by then Deputy

BARRICK SECOND QUARTER 2019	5	PRESS RELEASE

Secretary Bernhardt delivered a material improvement,” he said.

“Some 98% of our former, current and planned operations are on public land administered by DOI agencies and we maintain a close and productive relationship with the Federal Government and the State of Nevada. The Department authorizes mining on public land and regulates landscape-scale habitat upliftment projects. As partners with the DOI, we support the protection of sage-grouse and rehabilitation of their habitat as well as an outcome-based grazing pilot program, to benefit the land and local communities.”

Walker said Nevada Gold Mines was destined to be one of the world’s greatest gold mining operations and planned to mine several world-class projects in its immediate and longer-term future. These include newly identified deposits at Goldrush, Robertson and perhaps Fourmile, as well as the expansion of the existing ore bodies at Cortez Hills, Pipeline and other locations. These growth projects will continue to provide a broad range of employment opportunities for years to come. All these projects, he said, are dependent on the NEPA process and its continued improvement.

“Our mission is to create sustainable, long-term value for all stakeholders, not least the state and people of Nevada by combining best assets with best people. To achieve this we are committed to continue building on our education, training and upskilling programs which involve scholarships, bursary schemes, such as leadership development and Science Technology Engineering Art Math (STEAM) initiatives in school and university education and vocational training institutions, as well as on the job training with a strong focus on America’s workers,” he said.

BEST ASSETS + BEST PEOPLE =

BEST RETURNS

To build a world-class business you need world-class people, says Barrick president and chief executive Mark Bristow. To get the best returns, you combine the best assets with the best people, which is why Barrick has such a strong focus on attracting, retaining and developing a highly skilled and engaged workforce.

The company offers internal and external development programs for employees while leadership and management training is provided through top universities.

It also caters to the next generation of leaders. Barrick currently hosts some 100 university students at its operations, providing them with on-the-job learning to complement their studies. These internships also enable the company to assess their potential as future employees.

New graduates are targeted through recruitment programs at 20 universities globally. Those who join the company fresh from university, or have less than three years’ mining experience, are equipped for their careers through a two- to three-year mentor-based learning program. The recently introduced operator excellence curriculum provides technical training for all the trades needed at a mine. It has been successfully piloted at Porgera and in the Dominican Republic and additional sites are in the works.

BARRICK SECOND QUARTER 2019	6	PRESS RELEASE

GOVERNOR STEVE SISOLAK

VISITS NEVADA GOLD MINES’

WORLD CLASS MINE

Nevada Governor Steve Sisolak recently joined Barrick President and CEO Mark Bristow in hosting a meeting of local, regional, and tribal leaders in Elko, Nevada. As Chairman of Nevada Gold Mines, Bristow updated the community stakeholders on progress with the joint venture between Barrick Gold Corporation and Newmont Goldcorp Corporation.

The event underscored the long-term benefits of the joint venture launched in July this year. The new company is owned 61.5% and operated by Barrick, and owned 38.5% by Newmont Goldcorp.

Speaking to the community leaders, Mark Bristow said the joint venture partners were eager to demonstrate the lasting value the company would bring to the state.

“Nevada Gold Mines is an opportunity to generate additional long-term value for our shareholders, employees and the communities of Nevada,” he said

“It positions Northern Nevada as the world’s greatest gold mining complex. By combining the assets, talents and expertise of Barrick and Newmont, the joint venture will extend employment and economic opportunities in the region much further than what each company could have done on its own. There is a reason Nevada is an attractive destination for mining investment and it’s not only because of the state’s mineral endowment. Here we also enjoy a fruitful, rewarding partnership with the state and federal government in growing a responsible, safe and productive industry for our local communities,” Bristow said.

Earlier in the day, Governor Sisolak visited the Cortez mine site, his first visit to a Tier One9 mine. Cortez has been continuously mined since 1862 and demonstrates the magnitude of the industry in Northern Nevada as an economic driver for the state through the capital involved in running modern mining operations, environmental safeguards, employee safety, and job security.

BARRICK SECOND QUARTER 2019	7	PRESS RELEASE

AUTOMATION: THE FUTURE OF MINING

Kibali, the youngest mine in the Barrick stable, was designed for automated mining, and the successful system it has installed underground and is still refining, has made it a global leader in this field. This will now be used as the model for the digitalization of automated mining across the group.

The backbone of Kibali’s underground operation is Sandvik’s Automine Multi Fleetsystem, supervised on surface by a single operator. In a world first, it allows a fleet of up to five LHDs (Load, haul, dump machines) to be operated autonomously, 750m below the surface, within the same 6m x 6m production drive while utilizing designated passing bays to maintain traffic flow. A similar system is used in the production levels to feed the ore passes.

Another ambitious and world leading project being pioneered at the Nevada mines is surface haulage automation. Initially none of the Original Equipment Manufacturers (OEM) wanted to engage in the project, due to the mammoth task of retrofitting an autonomous system to a 20-year-old fleet of ultra-class trucks and the technological limitations that come with that age of machine. Barrick found another partner that specialized in autonomous solutions outside the mining industry and has now successfully completed a proof of concept (POC) utilizing five haulage units that have delivered over 5.5 million tonnes, faster than any other similar POC in the industry.

With the ongoing development of these and various other autonomous operating systems in Barrick, the vision is to integrate these pockets of success and progress in a state-of-the-art system where highly trained operators with a uniform skill set manage all the operations from surface or remote sites.

Glenn Heard, Barrick’s group executive for mining adds, “Barrick is also rolling out a single information system across its operations, including Nevada Gold Mines.”

President and chief executive Mark Bristow said access to real-time data integrated across the organization is an essential requirement for pro-active decision-making and management agility. “Real time data is key for the effective management of every function from parts procurement to predictive equipment maintenance,” says Bristow.

BARRICK SECOND QUARTER 2019	8	PRESS RELEASE

BARRICK COMMITS TO DELIVERING

MASSAWA FOR BENEFIT OF ALL

STAKEHOLDERS

Barrick president and chief executive Mark Bristow has met Senegalese President Macky Sall to discuss how best to bring the Massawa gold project to account in partnership with the country’s government.

Massawa and its associated orebody, Sofia, were discovered by Randgold Resources, since merged with Barrick, which invested $96.2 million in a feasibility study. Subsequent to the original feasibility model, an update of reserve pricing to $1,200/oz resulted in a total Probable Mineral Reserve of 20.9Mt @ 3.94g/t for 2.6Moz as at December 31, 2018 (100% basis)14, with lower strip ratios and higher proportions of low cost ore fed to the plant, relative to the $1,000/oz Mineral Reserve.

The feasibility study also defined additional upside within Massawa’s $1,500/oz Mineral Resource base including an Indicated Mineral Resource of 23Mt @ 4.00g/t for 3.0Moz and an Inferred Mineral Resource of 6.3Mt @ 3.0g/t for 0.6Moz, as at December 31, 2018 (100% basis)15. Ongoing exploration in 2019 has identified additional opportunities to further add to the project inventory. The project’s environmental impact study has been approved and a mining permit application and plan have been submitted to the government.

Bristow says it is clear that Massawa offers enormous potential value to Barrick’s shareholders, future investors and its Senegalese stakeholders. It also represents an opportunity to further develop Senegal’s fledgling gold mining industry.

“Barrick is committed to delivering Massawa for the benefit of all stakeholders. We are now addressing how best to realize the full value of this asset in cooperation with the government,” he said.

Barrick, through Randgold, has invested $141 million in exploration in Senegal since 2002. In addition to Massawa, Barrick has a large exploration program adjacent to Senegal’s border with Mali and close to its Loulo-Gounkoto complex as part of its Bambadji joint venture.

BARRICK SECOND QUARTER 2019	9	PRESS RELEASE

BARRICK BUILDS PLATFORM FOR

NEW GROWTH IN LATIN AMERICA

The renewed commitment of Barrick to Latin America, designed to optimize its existing operations and create a platform for a next generation of mines, has made significant progress since its launch at the beginning of this year, says president and chief executive Mark Bristow.

Speaking at a meeting with local community leaders and media in San Juan, Argentina, Bristow said the company’s assets in the region were a major part of its global portfolio and there was enormous potential for new discoveries capable of amplifying Barrick’s ability to create real value for all its stakeholders.

“Barrick holds a highly prospective land package, with mining rights covering some 34,000 hectares, in the El Indio gold belt. This legendary gold province, which spans Argentina, Chile and Peru, has already yielded five significant discoveries and we believe its mineral wealth still offers a very substantial upside,” he said.

“We have a new regional exploration strategy that is being implemented by a best-in-class team drawn from the merged Barrick and Randgold. In Argentina alone, we plan to invest more than $30 million in exploration over the next two years.”

Turning to the operations, Bristow said the current expansion of Pueblo Viejo is expected to maintain the mine’s Tier One9 status for years to come. At Veladero, work to reclaim its full potential and extend its life was already showing results, with the mine increasing production by 13,000 ounces (100% basis) in the second quarter relative to Q1. He noted that over the past 14 years

Veladero had contributed some $8.9 billion to the Argentine economy through taxes, royalties, salaries and payments to local suppliers. In addition, the mine has established a new trust fund that could deliver more than $70 million in community infrastructure between 2020 and 2028, depending on production. At Pascua-Lama, the focus is on going back to basics in order to review the original project’s parameters and defining its future potential.

In Chile, the Norte Abierto and Alturas projects are progressing, while in Peru the Lagunas Norte mine is being placed on care and maintenance while the team assesses the sulphide resource potential, and at Pierina closure planning is continuing.

Bristow said Barrick acknowledged that there were legacy challenges in each of these countries. It was engaging with their governments and communities to resolve these and to build productive new partnerships with its hosts to ensure that the new value that is created benefits all stakeholders.

“We are an organization that has grown out of pioneering exploration, discoveries and development. Given our established presence here, our local geological knowledge and exploration skills, we are committed to becoming a leader in the region,” he said.

BARRICK SECOND QUARTER 2019	10	PRESS RELEASE

KIBALI MARKS A DECADE OF VALUE

CREATION IN THE DRC

The Kibali gold mine remains on track at the year’s halfway point to meet or beat its production forecast of 750,000 ounces for 2019, says Mark Bristow, president and chief executive of Barrick.

Speaking at a briefing for local media, Bristow said this year marked the 10th anniversary of the acquisition of the Moto project which since then has been developed into one of the largest gold mines in the world, contributing $2.7 billion to the Congolese economy in the process.

It is also now a full year since Kibali became the owner-operator of its underground mine, which ranks as one of the most advanced in the global industry in terms of automation. The system is currently being developed to the next technological level, where it will allow manned and unmanned operations within the same area.

Bristow said a significant feature of autonomous mining was that it had involved the transfer of specialist technical skills from expatriate instructors to Kibali’s Congolese workforce. More than 90% of Kibali’s 5,000 employees and contractors, including its management, are Congolese nationals.

It is also making a substantial contribution to the promotion of the local economy through its support of Congolese contractors and suppliers, which has turned the north-east of the country into a real commercial hub. During the first half of this year, Kibali paid some $79 million to its Congolese business partners. In addition, it continues to develop the infrastructure around the mine through initiatives such as the Durba asphalt project which is paving a section of the main national road to Uganda which runs through the town center. Ambitious agribusiness projects designed to deliver sustainable benefits to the local community are also being advanced.

“Ten years ago, we went to a remote part of Africa and found what we believed was a real world-class opportunity but one which would require a major investment as well as a lot of courage to develop. That opportunity became Kibali, which poured its first gold in September 2013 and ramped up to full production during 2018,” Bristow said.

“We invested in the DRC without any incentives provided by the government, only a clear and equitable mining code. Last year, however, the then government unilaterally imposed a new code which we believe puts the Congolese mining industry at risk and could discourage future investment. We continue to engage with the government on this issue, and were encouraged when the new President, his excellency Felix Tshisekedi, outlined his vision, of attracting foreign investment and developing the industry in a spirit of partnership, to Barrick’s executive chairman John Thornton at a meeting earlier this year. It is this partnership that enabled the creation of Kibali and supports Barrick’s search for new world-class gold deposits in the DRC.”

BARRICK SECOND QUARTER 2019	11	PRESS RELEASE

BARRICK CALLS FOR PARTNERSHIP TO

SECURE PORGERA’S FUTURE

Barrick president and chief executive Mark Bristow says his recent meeting with prime minister James Marape had served to confirm the need for a partnership approach to the future of the Porgera gold mine. This was Bristow’s second meeting with the recently elected prime minister and his third visit to Papua New Guinea (PNG) since he joined Barrick at the beginning of the year.

Porgera’s special mining lease expires this month and the government is currently considering an application for a 20-year extension by its operator, Barrick Niugini Limited, a joint venture between Barrick and Zijin Mining Group of China. Bristow said prime minister Marape’s view that PNG should receive a better share of the benefits generated by the development of its mineral resources was in line with Barrick’s own commitment to ensuring that the value created by its operations should reward all its stakeholders, especially its host governments and communities.

A productive and mutually rewarding partnership

“The people of PNG have a right to benefit from these resources and the government is their steward. The mining companies invest the capital and provide the expertise that makes profitable resource development possible. This common cause calls for a productive, mutually rewarding partnership between the miners and their hosts. Barrick has successfully established and maintained such relationships at its operations worldwide,” he said.

Bristow noted that Porgera was one of the largest mines in PNG and had been a key driver in its regional, provincial and national economies for the past 30 years.

Employing local people, encouraging local business

Over that time the mine has paid more than 4.3 billion Kina ($1.27 billion) in taxes and royalties to the government and has contributed, on average, approximately 10% of the country’s annual export income. It is one of the largest employers in the country, with more than 3,100 full-time PNG employees, 1,000 of them recruited in the Porgera region. It has spent 1.2 billion Kina ($353 million) with Porgera businesses, helping hundreds of them to grow. The Enga provincial government and Porgera landowners have also benefited directly from their part-ownership of the mine, earning more than 1 billion Kina ($294 million) in equity cash payments.

“Our presence here has also been a force for good in many other ways, and the development projects and education and training initiatives we have funded, including our donations, to the total value of 544 million Kina ($160 million) have provided schools, health services, water, power, bridges and roads, changing the lives of many for the better. The imminent reopening of the much-needed Paiam hospital in Porgera, made possible by the mine’s financial and technical support, is the most recent example of our commitment to the community,” Bristow said.

BARRICK SECOND QUARTER 2019	12	PRESS RELEASE

Local Paiam hospital being reopened

The Paiam hospital has been extensively refurbished. Since the hospital’s closure in 2017, Barrick Niugini Limited (BNL), which operates the Porgera mine, has joined the Enga Provincial Health Authority’s efforts to reinstate the much-needed facility, funding new equipment to the amount of more than Kina 1.9 million ($575 000). BNL also sourced and supplied the equipment, which was installed by the mine’s maintenance teams.

“Through BNL, Barrick and Zijin Mining will continue to work with the Enga Provincial Government to establish ongoing financial, technical and expertise support to ensure the sustainability of the hospital and the healthcare it provides to the people of the Porgera Valley,” said Bristow.

Bright future for Porgera

He said Barrick and its joint venture partner Zijin saw a bright future ahead for Porgera. It is a world-class gold deposit and with the right level of investment and appropriate mining technology combined with prudent management, there are opportunities to maintain and even increase production while continuing to curb costs.

“I also travelled to the mine, where I continued the discussions I had with government with our local stakeholders. I am confident that we shall be able to reach a broad agreement on the terms of the lease extension, and that we shall develop the kind of partnership that will ensure that Porgera continues to benefit the country and community for many years to come,” he said.

COURT DECISION ALLOWS CONTINUED

MINING AT PORGERA

The National Court of Papua New Guinea ruled on August 2nd that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its Special Mining Lease is being considered. The current lease expires on August 16, 2019.

Porgera is operated by Barrick Niugini Limited, a joint venture between Barrick and Zijin Mining Company. At the time, Barrick president and chief executive Mark Bristow and Zijin executive director and senior vice-president George Fang were in Papua New Guinea to discuss the proposed extension with the government and the Porgera Special Mining Lease landowners.

Bristow and Fang welcomed the court’s ruling, saying it allowed for the continuation of their operations at Porgera post August 16th, which would enable the mine to continue delivering substantial benefits to communities and landowners in the Porgera Valley, as well as to the national and provincial governments, while the SML Extension was finalized. The ruling also confirmed that Porgera operated under the 1992 Mining Act and was entitled to seek an extension.

BARRICK SECOND QUARTER 2019	13	PRESS RELEASE

They noted that Porgera was one of the largest mines in PNG and had been a key driver in its regional, provincial and national economies for the past 30 years. Over that time, it has paid more than 4.3 billion Kina ($1.27 billion) in taxes and royalties to the government and has contributed, on average, 10% of the country’s export income. It is also one of the largest employers in the country, with more than 3,100 PNG employees. It has spent 1.2 billion Kina ($353 million) with local businesses and paid 1 billion Kina ($294 million) in equity cash to the Enga provincial government and Porgera landowners, who are part-owners of the mine.

TWO DECADES OF VALUE DELIVERY AND

PARTNERSHIP IN MALI

Twenty years after Morila started production, the Barrick owned and operated gold mines in Mali continue to make a major contribution to the country’s economy and lead the growth of its mining industry, says president and chief executive Mark Bristow.

Speaking at a recent briefing at the mine for local media, Bristow said while Morila was heading for closure after producing 6.8 million ounces of gold, the Loulo-Gounkoto complex ranked as one of the world’s top 10 Tier One9 gold mines and during the past quarter again delivered the greatest production improvement in Barrick’s global portfolio. In total, Randgold and its successor have spent $160 million on exploration and contributed approximately $6.5 billion to the greater economy with taxes, royalties and dividends totaling $2.6 billion. The company’s contribution represented approximately 6% of Mali’s GDP in 2018. Bristow noted that the government and Barrick’s Mali management team had made progress in resolving outstanding tax disputes and the company expected to conclude the agreed mediation process soon.

At the year’s halfway mark, he said, Loulo-Gounkoto was well on its way to achieve its 2019 production guidance of 690,000 ounces of gold16. Continuing brownfields exploration around its three main orebodies was confirming the potential to replace depleted reserves, supporting and possibly extending the complex’s 10-year plan. Barrick is also hunting new orebodies along its 70-kilometer tenement straddling the Mali-Senegal shear, which has produced more major gold discoveries over the past 20 years than anywhere else in the world.

The Loulo-Gounkoto complex currently comprises the Yalea and Gara underground mines and the Gounkoto super pit, with a fourth mine in the form of an underground operation at Gounkoto at the feasibility study stage.

BARRICK SECOND QUARTER 2019	14	PRESS RELEASE

The installation of a 20-megawatt solar power plant is currently under way. Bristow said this would save the complex 10 million liters of fuel per year, reduce its carbon footprint and provide a low-cost power source for the local community after Loulo-Gounkoto’s eventual closure.

In other community projects, the agricultural college established by the complex has produced its third batch of graduates, all of whom have been placed with agribusinesses. Nineteen schools, one for each village, have been built and enrolment has increased to more than 5,000 against 500 when the mine opened. Three clinics have been established in the community and programs to fight malaria and HIV/AIDS continue to reduce the incidence of these diseases.

To date, Loulo-Gounkoto has invested more than $6.4 million in community development. At Morila meanwhile,

the agribusiness center designed to leave a sustainable post-mining economy for the local community is taking its final shape.

Bristow noted that all three mines at Loulo-Gounkoto were managed by Malian nationals. Of the complex’s more than 4,000 employees, 95% are Malians.

“The Barrick mines have been good for Mali, not only in terms of their contribution to the economy but also for their world-class health, safety and environmental practices, their substantial investment in sustainability, their support of local suppliers and contractors, and their policy of employing and empowering Malian citizens. For their part, Mali and its people have been rewarding hosts and partners, and we look forward to continuing our productive relationship with them,” he said.

BARRICK LOOKS TO THE FUTURE

IN CÔTE D’IVOIRE

Barrick is actively seeking to extend the life of its Tongon gold mine while at the same time exploring new opportunities elsewhere in Côte d’Ivoire, says president and chief executive Mark Bristow.

Speaking at a briefing for local media visiting the mine, Bristow noted that Tongon was now in its 10th year of operations while its developer Randgold Resources, since merged with Barrick, had been involved in Côte d’Ivoire for more than 20 years, spending in excess of

$90 million (CFA 52 billion) on exploration alone during that time.

“Tongon was discovered and developed in the midst of a civil war and since then has had to contend with almost every conceivable challenge including social and

BARRICK SECOND QUARTER 2019	15	PRESS RELEASE

political unrest in the region, a protracted work stoppage and an erratic power supply. Thanks to a committed and courageous management team - comprised almost entirely of Ivorian nationals - the mine has nevertheless been consistently profitable, delivering significant value to all its stakeholders and pointing the way for the growth of the country’s mining industry and economy,” Bristow said.

“On current reserves, Tongon has under three years of life left, but we hope to extend that by converting near-mine resources to reserves, exploring the potential of satellite deposits and probing targets along the Badenou trend in the Tongon lease area. We are also seeking to advance the agribusiness projects designed to provide economic opportunity and food security for the local community after the mine’s closure.”

Elsewhere in Côte d’Ivoire, extensive exploration work is under way on all the permits within the company’s large portfolio, which covers the most prospective parts of the country. Bristow said the success of this program depended in part on the government’s continued support in the processing of applications and facilitating access to permits. He added that since the President had appointed a dedicated Minister of Mines, there had been a significant change in how the government was working with the industry to address key issues that had proved to be impediments in the past.

Turning to the mine’s current performance, Bristow said Tongon had rebuilt the capacity compromised by last year’s extended work stoppages, and at the halfway stage of 2019 was on track to achieve its production target of approximately 290,000 ounces of gold. Its continuing engagement with the government and the national power utility has resulted in a significant improvement in the stability of the power supply on the back of the expansion of the regional infrastructure. It is also maintaining a positive industrial relations climate on the mine.

The mine’s safety record remains exemplary and to date it has worked more than 8.7 million Lost-Time Injury-Free Hours. Its safety and environmental certifications have been renewed and its water management has improved further. In conjunction with an NGO, Tongon continues effectively to manage public health on the mine and in the surrounding community through malaria and HIV/AIDS prevention programs.

BARRICK SECOND QUARTER 2019	16	PRESS RELEASE

Appendix 1

2019 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS
	2019 forecast production (000s ozs)	2019 forecast cost of sales[6] ($/oz)	2019 forecast total cash costs[7] ($/oz)	2019 forecast all-in sustaining costs[7] ($/oz)
Carlin[17,18]	960 - 1,020	1,020 - 1,080	740 - 790	955 - 995
Cortez[17]	760 - 810	810 - 850	530 - 580	670 - 710
Turquoise Ridge/Twin Creeks[17]	330 - 370	655 - 705	550 - 600	680 - 730
Phoenix[17]	50 - 70	1,290 - 1,330	940 - 990	1,120 - 1,150
Long Canyon[17]	40 - 50	720 - 750	300 - 350	920 - 950
Pueblo Viejo (60%)	550 - 600	780 - 830	465 - 510	610 - 650
Loulo- Gounkoto (80%)	520 - 570	880 - 930	575 - 625	810 - 850
Kibali (45%)	330 - 350	1,150 - 1,200	555 - 605	670 - 730
Kalgoorlie (50%)	260 - 280	920 - 970	740 - 790	1,010 - 1,050
Tongon (89.7%)	250 - 270	1,300 - 1,350	710 - 760	780 - 820
Porgera (47.5%)	240 - 260	980 - 1,030	800 - 850	985 - 1,025
Veladero (50%)	230 - 250	1,250 - 1,350	770 - 820	1,150 - 1,250
Hemlo	200 - 220	890 - 940	765 - 815	1,100 - 1,200
Acacia (63.9%)	320 - 350	920 - 970	665 - 710	860 - 920
Other Sites[19]	120 - 160	1,155 - 1,240	895 - 945	1,055 - 1,115
Total Attributable to Barrick[20,21,22]	5,100 - 5,600	910 - 970	650 - 700	870 - 920

COPPER PRODUCTION AND COSTS
	2019 forecast production (millions lbs)	2019 forecast cost of sales[6] ($/lb)	2019 forecast C1 cash costs[8] ($/lb)	2019 forecast all-in sustaining costs[8] ($/lb)
Lumwana	210 - 240	2.25 - 2.50	1.80 - 2.10	2.75 - 3.15
Zaldívar (50%)	120 - 130	2.40 - 2.70	1.65 - 1.85	2.00 - 2.20
Jabal Sayid (50%)	45 - 60	2.00 - 2.30	1.60 - 1.90	1.60 - 1.90
Total Copper[22]	375 - 430	2.30 - 2.70	1.70 - 2.00	2.40 - 2.90

CAPITAL EXPENDITURES
($ millions)
Mine site sustaining	1,100 - 1,300
Project	300 - 400
Total attributable capital expenditures[5]	1,400 - 1,700

BARRICK SECOND QUARTER 2019	17	PRESS RELEASE

Appendix 2

Production and Cost Summary

Production and Cost Summary - Gold

			For the three months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change
Barrick Nevada[a]

Gold produced (000s oz)	526	572	(8)%	533	(1)%

Cost of sales ($/oz)	842	780	8%	845	0%

Total cash costs ($/oz)[b]	594	542	10%	553	7%

All-in sustaining costs ($/oz)[b]	752	678	11%	725	4%

Cortez

Gold produced (000s oz)	280	262	7%	294	(5)%

Cost of sales ($/oz)	719	682	5%	653	10%

Total cash costs ($/oz)[b]	489	433	13%	352	39%

All-in sustaining costs ($/oz)[b]	561	506	11%	437	28%

Goldstrike[c]

Gold produced (000s oz)	181	233	(22)%	170	6%

Cost of sales ($/oz)	1,116	947	18%	1,199	(7)%

Total cash costs ($/oz)[b]	769	671	15%	856	(10)%

All-in sustaining costs ($/oz)[b]	1,088	891	22%	1,220	(11)%

Turquoise Ridge (75%)

Gold produced (000s oz)	65	77	(16)%	69	(6)%

Cost of sales ($/oz)	665	592	12%	802	(17)%

Total cash costs ($/oz)[b]	569	506	12%	692	(18)%

All-in sustaining costs ($/oz)[b]	667	592	13%	757	(12)%

Pueblo Viejo (60%)

Gold produced (000s oz)	124	148	(16)%	123	1%

Cost of sales ($/oz)	852	696	22%	852	0%

Total cash costs ($/oz)[b]	557	421	32%	524	6%

All-in sustaining costs ($/oz)[b]	702	543	29%	690	2%

Loulo-Gounkoto (80%)[d]

Gold produced (000s oz)	147	128	15%

Cost of sales ($/oz)	1,072	1,052	2%

Total cash costs ($/oz)[b]	598	684	(13)%

All-in sustaining costs ($/oz)[b]	811	840	(3)%

Kibali (45%)[d]

Gold produced (000s oz)	95	93	2%

Cost of sales ($/oz)	868	1,202	(28)%

Total cash costs ($/oz)[b]	540	573	(6)%

All-in sustaining costs ($/oz)[b]	651	673	(3)%

Kalgoorlie (50%)

Gold produced (000s oz)	57	55	4%	96	(41)%

Cost of sales ($/oz)	1,038	1,064	(2)%	833	25%

Total cash costs ($/oz)[b]	846	870	(3)%	672	26%

All-in sustaining costs ($/oz)[b]	1,204	1,185	2%	763	58%

Tongon (89.7%)[d]

Gold produced (000s oz)	61	61	0%

Cost of sales ($/oz)	1,562	1,451	8%

Total cash costs ($/oz)[b]	750	799	(6)%

All-in sustaining costs ($/oz)[b]	802	836	(4)%

BARRICK SECOND QUARTER 2019	18	PRESS RELEASE

Production and Cost Summary - Gold (continued)

			For the three months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change

Porgera (47.5%)

Gold produced (000s oz)	61	66	(8)%	41	49%

Cost of sales ($/oz)	1,032	1,031	0%	1,233	(16)%

Total cash costs ($/oz)[b]	893	854	5%	846	6%

All-in sustaining costs ($/oz)[b]	1,112	978	14%	1,183	(6)%

Veladero (50%)

Gold produced (000s oz)	75	70	7%	78	(4)%

Cost of sales ($/oz)	1,186	1,195	(1)%	984	21%

Total cash costs ($/oz)[b]	746	713	5%	534	40%

All-in sustaining costs ($/oz)[b]	1,046	1,100	(5)%	946	11%

Hemlo

Gold produced (000s oz)	55	55	0%	38	45%

Cost of sales ($/oz)	953	906	5%	1,277	(25)%

Total cash costs ($/oz)[b]	822	769	7%	1,184	(31)%

All-in sustaining costs ($/oz)[b]	1,015	915	11%	1,453	(30)%

Acacia (63.9%)

Gold produced (000s oz)	101	67	51%	86	17%

Cost of sales ($/oz)	920	1,114	(17)%	877	5%

Total cash costs ($/oz)[b]	659	850	(22)%	688	(4)%

All-in sustaining costs ($/oz)[b]	792	1,023	(23)%	918	(14)%

Lagunas Norte

Gold produced (000s oz)	39	35	11%	65	(40)%

Cost of sales ($/oz)	952	1,304	(27)%	657	45%

Total cash costs ($/oz)[b]	732	637	15%	428	71%

All-in sustaining costs ($/oz)[b]	998	1,018	(2)%	662	51%

Golden Sunlight

Gold produced (000s oz)	6	7	(14)%	7	(14)%

Cost of sales ($/oz)	2,336	2,174	7%	1,879	24%

Total cash costs ($/oz)[b]	2,037	1,974	3%	1,928	6%

All-in sustaining costs ($/oz)[b]	2,434	2,471	(1)%	2,138	14%

Morila (40%)[d]

Gold produced (000s oz)	6	10	(40)%

Cost of sales ($/oz)	2,585	1,445	79%

Total cash costs ($/oz)[b]	1,446	1,157	25%

All-in sustaining costs ($/oz)[b]	1,449	1,157	25%

Total Attributable to Barrick

Gold produced (000s oz)	1,353	1,367	(1)%	1,067	27%

Cost of sales ($/oz)[e]	964	947	2%	882	9%

Total cash costs ($/oz)[b]	651	631	3%	605	8%

All-in sustaining costs ($/oz)[b]	869	825	5%	856	2%

a.	Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and, starting in the first quarter of 2019, our 75% interest in Turquoise Ridge.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this press release to the most directly comparable IFRS measure, please see endnote 7.

c.	Includes production and sales from South Arturo on a 60% basis, which reflects our equity share.
d.	These sites did not form a part of the Barrick consolidated results in the three months ended June 30, 2018 as these sites were acquired as a result of the Merger.
e.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding Pierina) divided by gold equity ounces sold.

BARRICK SECOND QUARTER 2019	19	PRESS RELEASE

Production and Cost Summary - Copper

			For the three months ended
	June 30, 2019	March 31, 2019	% Change	6/30/18	% Change
Lumwana

Copper production (millions lbs)	49	61	(20)%	47	4%

Cost of sales ($/lb)	2.07	2.16	(4)%	2.43	(15)%

C1 cash cash costs ($/lb)[a]	1.70	1.67	2%	2.16	(21)%

All-in sustaining costs ($/lb)[a]	2.78	2.79	0%	3.13	(11)%
Zaldívar (50%)

Copper production (millions lbs)	32	28	14%	23	39%

Cost of sales ($/lb)	2.32	2.68	(13)%	2.69	(14)%

C1 cash cash costs ($/lb)[a]	1.61	1.91	(16)%	2.19	(26)%

All-in sustaining costs ($/lb)[a]	1.85	2.12	(13)%	2.64	(30)%
Jabal Sayid (50%)

Copper production (millions lbs)	16	17	(6)%	13	23%

Cost of sales ($/lb)	1.45	1.55	(6)%	1.84	(21)%

C1 cash cash costs ($/lb)[a]	1.22	1.10	11%	1.50	(19)%

All-in sustaining costs ($/lb)[a]	1.31	1.30	1%	2.30	(43)%
Total Copper

Copper production (millions lbs)	97	106	(8)%	83	17%

Cost of sales ($/lb)[b]	2.04	2.21	(8)%	2.45	(17)%

C1 cash cash costs ($/lb)[a]	1.59	1.66	(4)%	2.10	(24)%

All-in sustaining costs ($/lb)[a]	2.28	2.46	(7)%	3.04	(25)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this press release to the most directly comparable IFRS measure, please see endnote 8.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK SECOND QUARTER 2019	20	PRESS RELEASE

Appendix 3

2019 Outlook Assumptions and Economic Sensitivity Analysis23

	2019 Guidance Assumption	Hypothetical Change	Impact on EBITDA (millions)	Impact on AISC[7,8]

Gold revenue, net of royalties	$1,250/oz	+/- $100/oz	+/- $ 253	+/- $ 4/oz

Copper revenue, net of royalties	$2.75/lb	+/- $0.50/lb	+/- $ 91	+/- $ 0.04/lb

Gold all-in sustaining costs[7]

WTI crude oil price[24]	$65/bbl	+/- $10/bbl	+/- $ 20	+/- $ 8/oz

Australian dollar exchange rate	0.75:1	+/- 10%	+/- $ 13	+/- $ 5/oz

Argentine peso exchange rate	46:1	+/- 10%	+/- $ 4	+/- $ 2/oz

Canadian dollar exchange rate	1.30:1	+/- 10%	+/- $ 15	+/- $ 6/oz

European euro exchange rate	1.15:1	+/- 10%	+/- $ 1	+/- $ 0/oz

Copper all-in sustaining costs[8]

WTI crude oil price	$65/bbl	+/- $10/bbl	+/- $ 3	+/- $ 0.02/lb

Chilean peso exchange rate	650:1	+/- 10%	+/- $ 5	+/- $ 0.03/lb

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Director - Metallurgy, North America; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Australia Pacific; Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Mineral Resources Manager, Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the

BARRICK SECOND QUARTER 2019	21	PRESS RELEASE

MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Net earnings (loss) attributable to equity holders of the Company	194	111	(94)	305	64

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	12	3	59	15	61

Acquisition/disposition (gains) losses[b]	(12)	0	(2)	(12)	(48)

Foreign currency translation losses (gains)	(6)	22	75	16	90

Significant tax adjustments[c]	(83)	8	16	(75)	62

Other expense adjustments[d]	58	47	43	105	37

Unrealized (gains) losses on non-hedge derivative instruments	0	(1)	0	(1)	0

Tax effect and non-controlling interest	(9)	(6)	(16)	(15)	(15)
Adjusted net earnings	154	184	81	338	251
Net earnings per share[e]	0.11	0.06	(0.08)	0.17	0.05

Adjusted net earnings per share[e]	0.09	0.11	0.07	0.19	0.22
a.

Net impairment charges for the three and six month periods ended June 30, 2018 primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania.

b.	Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the six month period ended June 30, 2018.
c.

Significant tax adjustments for the three and six months ended June 30, 2019 primarily relate to an adjustment to deferred taxes at Veladero. For the six months ended June 30, 2018, significant tax adjustments primarily relate to a tax audit of Pueblo Viejo in the Dominican Republic.

d.

Other expense adjustments for the three and six month periods ended June 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines.

e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 2

Includes Acacia on a 63.9% basis, Pueblo Viejo on a 60% basis, South Arturo on a 60% basis and Veladero on a 50% basis, which reflects our equity share of production and sales. Also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis and Morila on an 40% basis, which reflects our equity share of production and sales, commencing January 1, 2019, the effective date of the merger with Randgold.

Endnote 3

Realized price is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; and export duties. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2019	22	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18	6/30/19	6/30/18
Sales	1,937	1,906	1,562	103	163	112	3,843	3,205	266	223

Sales applicable to non-controlling interests	(240)	(224)	(171)	0	0	0	(464)	(358)	0	0

Sales applicable to equity method investments[a,b]	135	129	0	124	121	87	264	0	245	200

Realized non-hedge gold/copper derivative (losses) gains	1	0	2	0	0	0	1	2	0	0

Sales applicable to Pierina[c]	(26)	(26)	(32)	0	0	0	(52)	(61)	0	0

Treatment and refinement charges	0	0	1	25	31	29	0	1	56	60
Revenues – as adjusted	1,807	1,785	1,362	252	315	228	3,592	2,789	567	483
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,372	1,365	1,037	96	103	74	2,737	2,108	199	159
Realized gold/copper price per ounce/pound[d]	1,317	1,307	1,313	2.62	3.07	3.11	1,312	1,323	2.85	3.04
a.

Represents sales of $125 million and $242 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $117 million and June 30, 2018: $nil and $nil, respectively) applicable to our 45% equity method investment in Kibali of $10 million and $22 million, respectively (March 31, 2019: $12 million and June 30, 2018: $nil and $nil, respectively) applicable to our 40% equity method investment in Morila for gold. Represents sales of $86 million and $167 million, respectively, for the three and six months ended June 30, 2019 (March 31, 2019: $81 million and June 30, 2018: $69 million and $142 million, respectively) applicable to our 50% equity method investment in Zaldívar and $44 million and $88 million, respectively (March 31, 2019: $44 million and June 30, 2018: $25 million and $66 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	Figures exclude Pierina from the calculation of realized price per ounce as the mine is mining incidental ounces as it enters closure.
d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 4

“Free cash flow” is a non-GAAP financial performance measure which deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Net cash provided by operating activities	434	520	141	954	648

Capital expenditures	(379)	(374)	(313)	(753)	(639)
Free cash flow	55	146	(172)	201	9

Endnote 5

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid. Also includes our 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali and 40% share of Morila, commencing January 1, 2019, the effective date of the Merger.

BARRICK SECOND QUARTER 2019	23	PRESS RELEASE

Endnote 6

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Endnote 7

“Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Total cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “total cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2019	24	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)			For the three months ended		For the six months ended
	Footnote	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Cost of sales applicable to gold production		1,437	1,350	1,058	2,787	2,104

Depreciation		(431)	(384)	(290)	(815)	(588)

Cash cost of sales applicable to equity method investments		62	62	0	124	0

By-product credits		(23)	(24)	(38)	(47)	(74)

Realized (gains) losses on hedge and non-hedge derivatives	a	(1)	0	0	(1)	0

Non-recurring items	b	(9)	(20)	(3)	(29)	(10)

Other	c	(26)	(20)	(21)	(46)	(42)

Non-controlling interests	d	(112)	(101)	(78)	(213)	(150)
Total cash costs		897	863	628	1,760	1,240
General & administrative costs		59	54	93	113	141

Minesite exploration and evaluation costs	e	12	11	14	23	20

Minesite sustaining capital expenditures	f	267	253	235	520	466

Sustaining leases		8	10	0	18	0

Rehabilitation - accretion and amortization (operating sites)	g	16	14	19	30	38

Non-controlling interest, copper operations and other	h	(76)	(75)	(100)	(151)	(155)
All-in sustaining costs		1,183	1,130	889	2,313	1,750
Project exploration and evaluation and project costs	e	86	63	83	149	150

Community relations costs not related to current operations		0	1	0	1	1

Project capital expenditures	f	108	120	106	228	206

Rehabilitation - accretion and amortization (non-operating sites)	g	7	7	8	14	16

Non-controlling interest and copper operations and other	h	(28)	(3)	(3)	(31)	(8)
All-in costs		1,356	1,318	1,083	2,674	2,115
Ounces sold - equity basis (000s ounces)	i	1,372	1,365	1,037	2,737	2,108
Cost of sales per ounce	j,k	964	947	882	956	865
Total cash costs per ounce	k	651	631	605	641	589

Total cash costs per ounce (on a co-product basis)	k,l	663	644	630	654	613
All-in sustaining costs per ounce	k	869	825	856	842	830

All-in sustaining costs per ounce (on a co-product basis)	k,l	881	838	881	855	854
All-in costs per ounce	k	999	964	1,043	976	1,003

All-in costs per ounce (on a co-product basis)	k,l	1,011	977	1,068	989	1,027

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $nil and June 30, 2018: $1 million and $2 million), and realized non-hedge gains of $1 million and $1 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $nil and June 30, 2018: $1 million and $2 million, respectively). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and six month periods ended June 30, 2019 include the removal of total cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $19 million and $37 million, respectively (March 31, 2019: $18 million and June 30, 2018: $22 million and $43 million, respectively).

BARRICK SECOND QUARTER 2019	25	PRESS RELEASE

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $171 million and $323 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $152 million and June 30, 2018: $112 million and $218 million, respectively). Non-controlling interests include Pueblo Viejo and Acacia. Starting January 1, 2019, the effective date of the Merger, non-controlling interests also include Loulo-Gounkoto and Tongon. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 71 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for the three and six month periods ended June 30, 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 70 of this MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Also removes the non-controlling interest of our Loulo-Gounkoto and Tongon operating segments commencing January 1, 2019, the effective date of the Merger, and includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)		For the three months ended		For the six months ended
Non-controlling interest, copper operations and other	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
General & administrative costs	(23)	(10)	(41)	(33)	(48)

Minesite exploration and evaluation expenses	0	(1)	(1)	(1)	(1)

Rehabilitation - accretion and amortization (operating sites)	(1)	(1)	(2)	(2)	(3)

Minesite sustaining capital expenditures	(52)	(63)	(56)	(115)	(103)
All-in sustaining costs total	(76)	(75)	(100)	(151)	(155)
Project exploration and evaluation and project costs	(26)	(2)	(3)	(28)	(6)

Project capital expenditures	(2)	(1)	0	(3)	(2)
All-in costs total	(28)	(3)	(3)	(31)	(8)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina which is mining incidental ounces as it enters closure.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $44 million and $71 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $27 million and June 30, 2018: $30 million and $62 million, respectively),which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
By-product credits	23	24	38	47	74

Non-controlling interest	(7)	(8)	(13)	(15)	(24)
By-product credits (net of non-controlling interest)	16	16	25	32	50

Endnote 8

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound

BARRICK SECOND QUARTER 2019	26	PRESS RELEASE

and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Cost of sales	101	131	108	232	204

Depreciation/amortization	(28)	(42)	(30)	(70)	(49)

Treatment and refinement charges	25	31	29	56	60

Cash cost of sales applicable to equity method investments	69	66	59	135	122

Less: royalties and production taxes[a]	(9)	(12)	(9)	(21)	(19)

By-product credits	(2)	(3)	(1)	(5)	(3)

Other	(5)	0	0	(5)	0
C1 cash cost of sales	151	171	156	322	315
General & administrative costs	6	5	11	11	16

Rehabilitation - accretion and amortization	3	3	3	6	8

Royalties and production taxes[a]	9	12	9	21	19

Minesite exploration and evaluation costs	1	2	1	3	1

Minesite sustaining capital expenditures	48	59	46	107	88

Sustaining leases	1	1	0	2	0

Inventory write-downs	0	0	0	0	0
All-in sustaining costs	219	253	226	472	447
Pounds sold - consolidated basis (millions pounds)	96	103	74	199	159
Cost of sales per pound[b,c]	2.04	2.21	2.45	2.13	2.25
C1 cash cost per pound[b]	1.59	1.66	2.10	1.62	1.98
All-in sustaining costs per pound[b]	2.28	2.46	3.04	2.37	2.81
a.

For the three and six month periods ended June 30, 2019, royalties and production taxes include royalties of $9 million and $21 million, respectively (March 31, 2019: $12 million and June 30, 2018: $8 million and $17 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 9

A Tier One Gold Asset is a mine with a stated life in excess of 10 years with 2017 production of at least 500,000 ounces of gold and 2017 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately-owned mines). For purposes of determining Tier One Gold Assets, total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick may rely on its internal data which is more current and reliable. The Wood Mackenzie calculation of total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or to other IFRS measures. Barrick believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

BARRICK SECOND QUARTER 2019	27	PRESS RELEASE

Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick.

Endnote 10

The pro forma reserves and resources figures of Nevada Gold Mines were derived by adding the respective reserves and resources in respect of Nevada operations reported by Barrick in its Q4 2018 Report and Newmont in its press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018 in respect of the relevant Nevada properties set out in endnotes 3 and 4. The pro forma reserves and resources are provided for illustrative purposes only. Barrick and Newmont calculate such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the pro forma reserves and resources may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves and resources have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which differ from the requirements of U.S. securities laws. Newmont’s reported reserves are prepared in compliance with Industry Guide 7 published by the SEC, however, the SEC does not recognize the terms “resources” and “measured and indicted resources”. Newmont has determined that its reported “resources” would be substantively the same as those prepared using Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and that its reported measured and indicated resources (combined) are equivalent to “Mineralized Material” disclosed in its annual report on Form 10-K.

Endnote 11

Reserves and resources of Barrick in Nevada are stated on an attributable basis as of December 31, 2018 and include Goldstrike, Cortez, Goldrush, South Arturo (60%) and Turquoise Ridge (75%). Proven reserves of 84.4 million tonnes grading 4.36g/t, representing 11.8 million ounces of gold. Probable reserves of 155.6 million tonnes grading 2.93g/t, representing 14.7 million ounces of gold. Measured resources of 13.5 million tonnes grading 4.22g/ t, representing 1.8 million ounces of gold. Indicated resources of 101.6 million tonnes grading 4.34g/t, representing 14.2 million ounces of gold. Inferred resources of 28.7 million tonnes grading 5.2g/t, representing 4.8 million ounces of gold. Complete mineral reserve and resource data for all Barrick mines and projects referenced in this press release, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Barrick are reported, are set out in Barrick’s Q4 2018 Report issued on February 13, 2019.

Endnote 12

Reserves and resources of Newmont in Nevada are stated on an attributable basis as of December 31, 2018 and include Carlin, Phoenix, Lone Tree, Twin Creeks (including Newmont’s 25% equity in Turquoise Ridge) and Long Canyon. Proven reserves of 46.6 million tonnes grading 3.84g/t, representing 5.8 million ounces of gold. Probable reserves of 378.1 million tonnes grading 1.32g/t, representing 16.0 million ounces of gold. Measured resources of 19.7 million tonnes grading 2.2 g/t, representing 1.4 million ounces of gold. Indicated resources of 244.4 million tonnes grading 1.27g/t, representing 10.0 million ounces of gold. Inferred resources of 45.5 million tonnes grading 1.81g/t, representing 2.7 million ounces of gold. Complete mineral reserve and resource data for all Newmont mines and projects referenced in this press release, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Newmont are reported, are set out in Newmont’s press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018.

Endnote 13

See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic,dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

Endnote 14

Estimated in accordance with National Instrument 43-101 as at December 31, 2018. For additional information refer to Section 24.2, “Alternate Case – Ore Reserves and Economics at $1,200/oz Gold Price” of the Technical Report for the Massawa gold project dated as of July 23, 2019, and filed on SEDAR at www.sedar.com on July 23, 2019 and EDGAR at www.sec.gov on July 25, 2019.

BARRICK SECOND QUARTER 2019	28	PRESS RELEASE

Endnote 15

Estimated in accordance with National Instrument 43-101 as at December 31, 2018, complete mineral resource data can be found on page 44-45 of Barrick’s 2018 Form 40-F/Annual Information Form on file with the SEC at www.sec.gov and Canadian provincial securities regulatory authorities at www.sedar.com.

Endnote 16

On a 100% basis.

Endnote 17

These five operations are part of Nevada Gold Mines from July 1, 2019. Amounts include Cortez (100%), Goldstrike (100%) and Turquoise Ridge (75%), also known as Barrick Nevada, from January 1, 2019 to June 30, 2019, and Cortez, Carlin (which includes Goldstrike), Turquoise Ridge/Twin Creeks, Phoenix and Long Canyon on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

Endnote 18

Includes our 60% share of South Arturo from January 1, 2019 to June 30, 2019 and 36.9% from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

Endnote 19

Other sites include Lagunas Norte, Golden Sunlight, and Morila (40%) and excludes Pierina which is mining incidental ounces as it enters closure. Due to the planned ramp down of operations, we will cease to include production or non-GAAP cost metrics for Golden Sunlight or Morila after the second quarter and Lagunas Norte after the end of the third quarter.

Endnote 20

Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

Endnote 21

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.

Endnote 22

Includes corporate administration costs.

Endnote 23

Reflects impact on the remaining six months of 2019.

Endnote 24

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK SECOND QUARTER 2019	29	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

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or

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Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

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Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

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+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; mine life and production rates; estimated timing for construction of, and production from, new projects; potential benefits of the Nevada joint venture, including potential synergies, opportunities for efficiencies and cost-effectiveness, and the impact on mine lives, employment and local communities; extension to the life of the Cortez mine as a result of the Deep South Project; Barrick’s visions for the integration of automation in its operations; the benefits of the Government-endorsed reconciliation agreement between the Tongon mine, the employees and the community; future investments in community projects, permitting strategy, the availability of power to the Tongon mine and the potential for future mine life extensions, additions to reserves, and exploration success; Barrick’s plans to invest in Latin American exploration, and ability to create partnerships with host governments; the expansion of Pueblo Viejo and impact of such expansion on annual production, and Barrick’s plans for its other Latin American assets; value-creating projects in the Democratic Republic of Congo, including infrastructure and agribusiness projects; engagement with the government of the Democratic Republic of Congo in relation to a new mining code introduced last year, and future contributions to the economy of the Democratic Republic of Congo; the future for

Porgera, including opportunities to maintain and increase production and increase the life of mine, while continuing to reduce costs, and continued benefits to the country and community; discussions to reach agreement with the PNG government regarding an extension of Porgera’s special mining lease and the terms of any such agreement; our pipeline of high confidence projects at or near existing operations, including exploration projects and potential brownfield developments; potential for the Goldrush-Fourmile project and Porgera to become a Tier One gold asset; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; expectations regarding timing of completion of the acquisition of the minority interest in Acacia and post-closing integration activities; potential future transactions, including with respect to KCGM; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania and related matters; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; approval of the Recommended Final Offer by minority shareholders of Acacia, and timing and completion of such transaction; timing of receipt of, or failure to comply with, necessary permits and approvals, including with respect to Barrick Niugini Limited’s application for an extension to the Porgera mine’s special mining lease; the benefits expected from recent transactions being realized, including Nevada Gold Mines; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.